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Exhibit 12

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
Statements of Computation of Ratio of Earnings to Fixed Charges(1)

	Three Months Ended January 31, 2008
		Fiscal Years Ended October 31,
		2007	2006	2005	2004	2003
	In millions, except ratios
Earnings:
Earnings before taxes	$2,685	$9,177	$7,191	$3,543	$4,196	$2,888
Adjustments:
Minority interest in the income of subsidiaries with fixed charges	(2)	19	8	4	12	15
Undistributed (earnings) loss of equity method investees	—	9	(8)	(2)	(2)	22
Fixed charges	219	995	746	809	687	710

	$2,902	$10,200	$7,937	$4,354	$4,893	$3,635

Fixed charges:
Total interest expense, including interest expense on borrowings, amortization of debt discount and premium on all indebtedness and other	$112	$531	$336	$377	$257	$304
Interest included in rent	107	464	410	432	430	406

Total fixed charges	$219	$995	$746	$809	$687	$710

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	13.3x	10.3x	10.6x	5.4x	7.1x	5.1x

(1)
HP computed the ratio of earnings to fixed charges by dividing earnings (earnings before cumulative effect of change in accounting principle and taxes, adjusted for fixed charges, minority interest in the income of subsidiaries with fixed charges and undistributed earnings or loss of equity method investees) by fixed charges for the periods indicated. Fixed charges include (i) interest expense on borrowings and amortization of debt discount or premium on all indebtedness and other, and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense.

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  Exhibit 12
HEWLETT-PACKARD COMPANY AND SUBSIDIARIES Statements of Computation of Ratio of Earnings to Fixed Charges(1)